Exhibit 2.1

Execution Version

AGREEMENT FOR PURCHASE AND SALE OF STOCK

of

MBS DEV, INC.

among

THE STOCKHOLDERS OF MBS DEV, INC.

and

UNITED STATIONERS SUPPLY CO.

AGREEMENT FOR PURCHASE AND SALE OF STOCK

THIS AGREEMENT (this “Agreement”), dated as of the 26th day of February, 2010, is made by and among Steve Guillaume, an individual, Laura Guillaume, an individual (individually referred to herein as a “Seller” and collectively as “Sellers”), being the holders of all of the outstanding shares of capital stock of MBS Dev, Inc., a Colorado corporation (the “Company”), and United Stationers Supply Co., an Illinois corporation (“Buyer”).

ARTICLE I.
PURCHASE AND SALE; PRICE

1.1        Purchase and Sale of the Shares.  In the manner herein provided, the Sellers shall (a) at the Closing (defined below), sell and deliver to Buyer 500,000 shares of the common stock, par value $.001, of the Company (collectively, the “Shares”), constituting all of the issued and outstanding shares of the capital stock of the Company as of the Closing.   Buyer shall purchase the Shares from the Sellers on the terms and conditions set forth herein.

1.2        Purchase Price.  Subject to the terms and conditions of this Agreement and in reliance on the representations and warranties of the Sellers contained herein, and in consideration of the sale, conveyance, transfer and delivery of the Shares as provided in this Agreement, Buyer agrees to pay to the Sellers at the Closing an aggregate purchase price of Twelve Million Dollars ($12,000,000) (the “Base Purchase Price”).  Except as otherwise provided herein, the Base Purchase Price shall be paid as follows:

(a)  Cash Payment to Sellers at Closing.  At the Closing, an amount equal to the Base Purchase Price, less the Payoff Amount (defined below), by delivery to the Sellers of funds by wire transfer or transfers to an account or accounts which have been designated by the Sellers to Buyer in writing no later than five (5) business days prior to Closing.

(b)  Cash Payment of Payoff Amount at Closing.  At the Closing, an amount equal to the aggregate of all indebtedness of the Company (if any), other than the Accrueds (defined below) (the “Payoff Amount”), by delivery to the lenders, creditors or other holders of the Company’s indebtedness who have delivered letters stating that upon payment of a sum certain amount, such holder will file a full UCC release on any assets of the Company securing such indebtedness (or permit such UCC release to be filed by the Company), thereby rendering all assets of the Company free and clear of all liens.

1.3        Payment of Liabilities.  The Sellers acknowledge and agree that the Base Purchase Price has been calculated, and is being paid, based on the agreement that the Company will have paid in full immediately prior to the Closing all liabilities and obligations of the Company other than the current portion of: (A) trade accounts payable; (B) accrued payroll; (C) accrued Taxes; (D) accrued operating expenses, (in the case of A-D, to the extent reflected as a current liability on the Balance Sheet (as defined in Section 2.7 below), or incurred by the Company after the Financial Statement Date in the ordinary course of business); (E) Seller Transaction Expenses

(subject to the limitations set forth in Section 12.3) and (F) contractual obligations of the Company (items A-F collectively referred to herein as “Accrueds”).

1.4        Additional Amount of Purchase Price - Earn-Out Payment Amount. Subject to and on the terms and conditions set forth in this Agreement, Buyer shall deliver to Sellers an additional Purchase Price amount based on the achievement of the benchmarks set forth below, as follows:

(a)   As used in this Agreement, the following terms shall have the meanings set forth below:

(i)            “Company Revenue” means revenue recognized on an accrual basis in accordance with GAAP, generated solely from the operation of the business of the Company.

(ii)           “Company Revenue Earn-Out Amount” means $3,000,000, payable in accordance with Section 1.4(c)(i) below.

(iii)          “GAAP” or “generally accepted accounting principles” shall mean such principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board which are applicable in the circumstances as of the date in question.  For purposes of this definition, the requirement that such principles be applied on a “consistent basis” shall mean that accounting principles observed in the current period are comparable in all material respects to those applied in the preceding periods, except as change is permitted or required under or pursuant to such accounting principles.

(iv)          “Hosted Solution” means a template based software product to be developed by the Company based upon Microsoft’s Dynamics AX software and the Company’s Intellectual Property (defined below) for licensing to Buyer’s customers through a hosted environment.

(v)           “Hosted Solution Revenue” means the Buyer’s net merchandise sales (excluding customer rebates) recognized on an accrual basis in accordance with GAAP and consistent with past practices, generated solely from sales of Buyer’s products to customers that utilize the Hosted Solution to resell such products.

(vi)          “Hosted Solution Revenue Earn-Out Amount” means an amount up to $2,000,000, determined and payable in accordance with Section 1.4(c)(ii) below.

(vii)         “Measurement Period” means each of the calendar years ending December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, and December 31, 2014.

(viii)        “Non-Hosted Revenue” means the Buyer’s net merchandise sales (excluding customer rebates) recognized on an accrual basis in accordance with GAAP and consistent with past practices, generated solely from sales of Buyer’s products to customers, other than any customers as of the date hereof, that utilize the Non-Hosted Solution to resell such products, plus the amount (if any) by which the Hosted Solution Revenue exceeds the Hosted Solution Revenue Target.

(ix)           “Non-Hosted Revenue Earn-Out Amount” means an amount up to $1,000,000, determined and payable in accordance with Section 1.4(c)(iii) below).

(x)            “Non-Hosted Solution” means those software products developed by the Company based on Microsoft’s Dynamics AX software and the Company’s Intellectual Property and licensed to customers for installation on the customer’s premises or at the customer’s designated hosting provider.

(xi)           “Selected Accounting Firm” means KPMG or PricewaterhouseCoopers, as may be selected by mutual agreement of the parties hereto.

(b)  Financial Information.  (i) Buyer shall prepare or cause to be prepared a statement for each fiscal quarter within each Measurement Period which sets forth a reasonably detailed calculation of the Company Revenue, the Hosted Solution Revenue the Non-Hosted Revenue, and the amount of Earn-Out Amounts payable (if any) in accordance therewith for such fiscal quarter or Measurement Period (together, the “Earn-Out Statements”).  Buyer shall deliver the Earn-Out Statements to Sellers as soon as practicable following the end of each fiscal quarter within each Measurement Period.

(ii)  If Sellers have any objections to or otherwise dispute any calculations, methods or other information set forth in the Earn-Out Statements, such objections or disputes shall be made to Buyer in writing within ten (10) days after receipt by Sellers of the applicable Earn-Out Statement, stating in reasonable detail and specificity the objection or dispute and reason therefor, and the parties agree that the provisions of Section 1.5 below will apply in resolving said dispute.  Any dispute or objection for which such written notice is not provided to Buyer within such ten (10) day period shall be waived for all purposes.

(c)  Calculation and Payment of Earn-Out Amounts.

(i)            The Company Revenue Earn-Out Amount shall be paid upon the Company’s achievement of Company Revenues, measured on a cumulative basis beginning on the Closing Date as follows:

Company Revenue (Cumulative)	Company Revenue Earn-Out Amount
$9,000,000	$1,000,000
$21,000,000	$1,000,000
$36,000,000	$1,000,000

Notwithstanding the foregoing or anything to the contrary set forth herein, Buyer shall deliver to Sellers any portion of the Company Revenue Earn-Out Amount that remains unpaid upon the earliest to occur of (A) a sale of all or substantially all of the assets of the Company,  (B) a Change in Control (defined below) of either the Company or Buyer (other than a merger or consolidation with a subsidiary or affiliate, a reincorporation of the Buyer or the Company, as applicable, in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Buyer or the Company, as applicable, or their relative stock holdings), or (C) the delivery of the Earn-Out Statements for the Measurement Period ending December 31, 2014, regardless of whether the Company Revenue targets set forth above have been achieved as of the occurrence of any of the events in the foregoing (A) - (C). For purposes of the preceding sentence, a “Change in Control” shall mean a consolidation or merger of the Company or Buyer, as applicable, with or into any other corporation or other entity or person, or any other corporate reorganization or sale of shares, in which the stockholders of such company immediately prior to such consolidation, merger or reorganization or sale own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization or sale.

(ii)           The Hosted Solution Revenue Earn-Out Amount shall be paid upon the achievement of Hosted Solution Revenue in any period of four (4) consecutive fiscal quarters ending on or prior to December 31, 2014 of at least $350,000,000 (the “Hosted Solution Revenue Target”).  In the event that the Hosted Solution Revenue Target is not achieved for any consecutive four-quarter period ending on or before December 31, 2012, (A) a partial payment (the “First Partial Hosted Revenue Payment”) of the Hosted Solution Revenue Earn-Out Amount shall be paid to Sellers following delivery of the Earn-Out Statements for the Measurement Period ending December 31, 2012, the amount of such First Partial Hosted Revenue Payment to be determined by multiplying (i) the percentage of the Hosted Solution Revenue Target actually achieved by the Buyer (i.e., the Hosted Solution Revenue to date as a percentage of the Hosted Solution Revenue Target) for the four-quarter period ended December 31, 2012, by (ii) $2,000,000, and (B) a second partial payment (the “Second Partial Hosted Revenue Payment”) of the Hosted Solution Revenue Earn-Out Amount shall be paid to Sellers following delivery of the Earn-Out Statements for the Measurement Period ending December 31, 2014, the amount of such Second Partial Hosted Revenue Payment to be determined by multiplying (i) the percentage of the Hosted Solution Revenue Target actually achieved by the Buyer for the four-quarter period ended December 31, 2014, by (ii) $2,000,000, and then subtracting from the product thereof the First Partial Hosted Revenue Payment; provided however, that for purposes of determining the percentages of the Hosted Solution Revenue Target actually achieved by the Buyer in (A) and (B) above, the Hosted Solution Revenue and the Hosted Solution Revenue Target shall each by reduced by $100,000,000, and provided further, that in no event shall the aggregate of the First Partial Hosted Revenue Payment and the Second Partial Hosted Revenue Payment exceed $2,000,000.

By way of illustration only, assuming that the Hosted Solution Revenue for the four quarters ending December 31, 2012 and December 31, 2014 are $200,000,000 and $300,000,000, respectively, the First Partial Hosted Revenue Payment and the Second Partial Hosted Revenue Payment shall be calculated as follows:

First Partial Hosted Revenue Payment:

$350M (Hosted Revenue Target)

- $100M

$250M

$200M (actual Hosted Solution Revenue)

 - $100M   =

 $100M    ÷   $250M    =    40%

 X $2M (Hosted Revenue Earn-Out Amount   =

   $800,000

Second Partial Hosted Revenue Payment:

$350M (Hosted Revenue Target)

- $100M

$250M

$300M (actual Hosted Solution Revenue)

 - $100M  =

$200M  ÷   $250M    =    80%

X $2M (Hosted Revenue Earn-Out Amount)   =

    $1,600,000

- $800,000 (First Partial Hosted Revenue Payment)

   =

$800,000

(iii)          The Non-Hosted Revenue Earn-Out Amount shall be paid upon the achievement of Non-Hosted Revenue in any period of four (4) consecutive fiscal quarters ending on or prior to December 31, 2014 of at least $200,000,000 (the “Non-Hosted Revenue Target”).  In the event that the Non-Hosted Revenue Target is not achieved for any consecutive four-quarter period ending on or before December 31, 2012, (A) a partial payment (the “First Partial Non-Hosted Revenue Payment”) of the Non-Hosted Revenue Earn-Out Amount shall be paid to Sellers following delivery of the Earn-Out Statements for the Measurement Period ending December 31, 2012, the amount of such First Partial Non-Hosted Revenue Payment to be determined by multiplying (i) the percentage of the Non-Hosted Revenue Target actually achieved by the Buyer for the four-quarter period ended December 31, 2012, by (ii) $1,000,000, and (B) a second partial payment (the “Second Partial Non-Hosted Revenue Payment”) of the Non-Hosted Revenue Earn-Out Amount shall be paid to Sellers following delivery of the Earn-Out Statements for the Measurement Period ending December 31, 2014, the amount of such Second Partial Non-Hosted Revenue Earn-Out Payment to be determined by multiplying (i) the percentage of the Non-Hosted Revenue Target actually achieved by the Buyer for the four-quarter period ended December 31, 2014, by (ii) $1,000,000, and then subtracting from the product thereof the First Partial Non-Hosted Revenue Payment; provided however, that for purposes of determining the percentages of the Non-Hosted Revenue Target actually achieved by the Buyer in (A) and (B) above, the Non-Hosted Revenue and the Non-Hosted Revenue Target shall each by reduced by $100,000,000 and the Non-Hosted Revenue shall be increased by the amount, if any, that the Hosted Solution Revenue exceeds the Hosted Solution Revenue Target, and provided further, that in no event shall the aggregate of the First Partial Non-Hosted Revenue Payment and the Second Partial Non- Hosted Revenue Payment exceed $1,000,000.

(iv)          Any Earn-Out Amounts to be paid to Sellers pursuant to Sections 1.4(c)(i), (ii) or (iii) above shall be payable within fifteen (15) days following delivery of the Earn-Out Statements, or resolution of any dispute relating to the calculation of such Earn-Out Amounts as set forth in Section 1.4(b)(ii) above; provided, however, that any Earn-Out Amount payable to Sellers hereunder shall be subject to holdback against any obligations or amounts owed to Buyer by Sellers, or either one of them, pursuant to the indemnification provisions set forth in Section 6.4 or Article XI hereof.

1.5        Dispute Resolution.  In the event of any dispute between Buyer and Sellers relating to the calculation of the Earn-Out Statements, Buyer and Sellers shall submit the dispute to the Selected Accounting Firm for review.  Buyer and Sellers shall make available to the Selected Accounting Firm all work papers and all other information and material in their possession relating to the matters that are the subject of the dispute.  The Selected Accounting Firm shall be instructed to use its commercially reasonable efforts to deliver its determination as promptly as practicable (but in no event more than thirty (30) days) after such submission of the dispute to the Selected Accounting Firm.  The Selected Accounting Firm shall act as experts and not arbiters and shall determine only those items that are the subject of the dispute, with such determination being made in accordance with the guidelines and procedures set forth in this Agreement and the definitions to be used herein.  The parties hereto expressly agree that the determination of the Selected Accounting Firm shall be final and binding on the parties (absent fraud or manifest bad faith by the Selected Accounting Firm).  The costs, expenses and fees of the Selected Accounting Firm shall be borne by Buyer, on the one hand, and Sellers, on the other hand, based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by such party.

1.6        Withholding.            Buyer shall be entitled to deduct, withhold, and pay over to the applicable Governmental Authority from any and all payments made under this Agreement such amounts required to be deducted and withheld under applicable laws.  To the extent such amounts are deducted, withheld, and paid over to the applicable Governmental Authority for the account of Sellers, such paid over amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would have otherwise been paid.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed in the disclosure schedule attached hereto (the “Disclosure Schedule”), the Sellers hereby jointly and severally represent and warrant to Buyer as of the date hereof and as of the Closing Date as follows:

2.1        Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado with all requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets.  Section 2.1 of the Disclosure Schedule lists each of the states where the Company is qualified as a foreign corporation.  The conduct of its business and its ownership or use of property do not require the Company to be qualified or licensed to do business as a foreign corporation in any state except those listed in Section 2.1 of the Disclosure Schedule, except where failure to be so qualified or licensed would not have a material adverse effect on the Company.  Section 2.1 of the Disclosure Schedule contains complete and correct copies of the Company’s (i) articles of incorporation, (ii) bylaws, and (iii) good standing certificates from the Secretary of State of (A) the State of Colorado and (B) each of the states listed in Exhibit 2.1, each as amended to date.  The Company has all federal, state, local and foreign Permits (defined below) or other approvals required for the operation of its business as now being conducted.

2.2        Capital Stock; Options.  The authorized capital stock of the Company and the shares of capital stock of the Company issued and outstanding are as set forth in Section 2.2 of the Disclosure Schedule. The Shares represent 100% of the issued and outstanding capital stock of the Company.  The Company has no treasury stock.  All of the Shares are validly issued, fully paid and nonassessable and are owned by the Sellers, free and clear of all encumbrances or claims.  There are no issued and outstanding options, warrants, rights, securities, contracts, commitments, understandings or arrangements by which the Company is bound to issue any additional shares of its capital stock or options to purchase shares of its capital stock.

2.3        Subsidiaries and Affiliates.  Section 2.3 of the Disclosure Schedule sets forth all of the Company’s subsidiaries, Affiliates (defined herein) and the Company’s ownership interest in any other entity or business operation.  The term “Affiliates” includes the shareholders, directors, and officers of the Company and any corporation, partnership or other entity in which the Company, any of the Sellers, any family member of any of the Sellers, or any director or officer of the Company is a controlling person, as that term is used in connection with the federal securities laws, if such person or entity has, or had in the past twenty-four (24) months, a contractual relationship with or is transacting, or has in the past twenty-four (24) months transacted, business with the Company.  The Company does not have any Affiliate whose liabilities or obligations will be assumed by Buyer.

2.4        Authorization. The Sellers have full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.  None of Sellers are a resident of any state that has enacted community property statutes nor are any of the Sellers subject to any community property statutes.

2.5        No Violation.  The Company is not subject to or obligated under its articles of incorporation, bylaws, any Law (defined below) or any agreement or instrument, or any Permit (defined below) that would be breached or violated by the Sellers’ execution, delivery and performance of this Agreement.  The Sellers will comply with all applicable Laws in connection with their execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  As used herein, “Laws” shall mean, without limitation, all foreign, federal, state and local laws, statutes, rules, regulations, codes, ordinances, plans, orders, judicial decrees, writs, injunctions, notices, decisions or demand letters issued, entered or promulgated pursuant to any foreign, federal, state or local law.

2.6        Governmental Authorities.  The Sellers are not required to submit any notice, report or other filing with, and no consent, approval or authorization is required, by any national, supra-national, federal, state, provincial or local government, political subdivision, governmental, regulatory, department, bureau, board or other administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body (each a “Governmental Authority”) in connection with the execution, delivery, consummation or performance of this Agreement or the transactions contemplated hereby.

2.7        Financial Statements.  Sellers have delivered to Buyer true and complete copies of the balance sheets of the Company as of December 31, 2007, 2008 and 2009 and the related statements of income and retained earnings and cash flows for the twelve-month periods then ended (the “Financial Statements”).  Except as indicated in Section 2.7 of the Disclosure Schedule, all Financial Statements and the notes thereto were prepared in accordance with GAAP, are complete and accurate in all material respects and fairly present the financial position of the Company as of the respective dates thereof, and all Financial Statements and the notes thereto fairly present the results of operations for the periods therein referred to, all in accordance with the Company’s past practices consistently applied throughout the periods indicated (except as stated therein or in the notes thereto).  The balance sheet of the Company as of December 31, 2009, including the notes thereto, is referred to as the “Balance Sheet.”  December 31, 2009 is referred to as the “Financial Statement Date.”

2.8        No Undisclosed Liabilities, Claims, etc. Except for (a) liabilities fully reflected or reserved against in the Balance Sheet, (b) regular and usual liabilities and obligations incurred in the ordinary course of business consistent with past practices after the Financial Statement Date, (c) Accrueds and (d) liabilities incurred in connection with the transactions contemplated hereby, the Company does not have any liabilities, obligations or claims.  With respect to any amounts reflected in the Balance Sheet as amounts prepaid by customers for services to be provided (“Customer Retainers”), the Company has not billed against or reduced any such Customer Retainers except to the extent services have been provided to such customers.

2.9        Absence of Certain Changes.

(a)     Since the Financial Statement Date, there has not been:

(i)            any adverse change in the business, prospects, financial condition, earnings or operations of the Company;

(ii)           any damage, destruction or loss, whether covered by insurance or not, adversely affecting the Company’s properties, business or prospects;

(iii)          any declaration, setting aside or payment of any dividend whether in cash, stock or property with respect to the Shares, or any redemption or other acquisition of such Shares;

(iv)          any issuance or sale of any shares of the capital stock of the Company or any securities convertible into shares of capital stock of the Company;

(v)           any increase in the compensation payable or to become payable by the Company to its respective directors, officers, employees, Affiliates or any of the Sellers or any adoption of or increase in any bonus or perquisite payment or arrangement made to, for or with any such party, nor has the Company paid, set aside, accrued, agreed to or become liable in any manner for any bonus, of any nature or type, to the Seller or to any employee or officer of the Company, nor has the Company paid any excessive compensation to the Sellers;

(vi)          any entry by the Company into any commitment or transaction other than in the ordinary course of business, including, without limitation, any borrowing or capital expenditure, whether or not in the ordinary course of business;

(vii)         any change by the Company in accounting methods, practices or principles, including with respect to any change in any Tax accounting period, any change in any election with respect to Taxes, or any other change, action, consent or omission that could reasonably be expected to have the effect of increasing the Tax liability of the Company;

(viii)        to the Sellers’ Knowledge (defined herein), any adoption of any statute, rule, regulation or order which adversely affects the Company;

(ix)           any termination or waiver of any rights of value to the business of the Company;

(x)            any transaction or conduct inconsistent with past business practices, other than any transaction or expenses incurred in connection with this Agreement and the transactions contemplated herein;

(xi)           except as required by law, any adoption or amendment of any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, or other plan, agreement, trust, fund or arrangement for the benefit of employees; or

(xii)          any agreement or understanding made or entered into to do any of the foregoing.

(b)     Since the Financial Statement Date, the Company has at all times:

(i)            except as provided in Section 2.9(a) above, operated its business in the ordinary course, diligently and in good faith, consistent with past practices, including but not limited to with respect to its collection and treatment of Customer Retainers and accounts receivable, communications, dealings and relationships with customers and suppliers, dealings and relationships with Microsoft (defined below, and fulfillment of customer orders and other contractual obligations, including but not limited to any obligations under or relating to the Microsoft Contracts (defined below);

(ii)           maintained all of its properties in customary repair, order and condition, reasonable wear and tear excepted;

(iii)          complied with the provisions of all Laws applicable to the conduct of its business;

(iv)          not engaged in any significant or unusual transaction, other than any transaction or expenses incurred in connection with this Agreement and the transactions contemplated herein; and

(v)           not canceled, released, waived or compromised any debt, claim or right in its favor.

As used herein, “Knowledge” of the Sellers or the Company shall mean the actual knowledge, after reasonable inquiry under the circumstances, of either Steve Guillaume or Laura Guillaume.

2.10      Contracts.

(a)  Except with respect to Microsoft Contracts, Section 2.10(a) contains a true, accurate and complete schedule of, and Buyer has been provided copies of, all written or electronic Contracts (as defined herein) providing for (i) payment or receipt by the Company of more than $50,000 during the life of the contract, including any such contracts and agreements with customers or clients, (ii) any limitation on the ability of the Company to compete in any line of business or in any geographic area; (iii) any agreement or arrangement regarding non-disclosure or confidentiality; (iv) the development or implementation of any software, content (including textual content and visual or graphics content), technology or Intellectual Property Assets by or for (or for the benefit or use of) the Company; or (v) any other Contract that is material to the Company (the “Material Contracts”).   The term “Contracts” shall include, but shall not be limited to, all written contracts, agreements, agency agreements, loan agreements, mortgages, indentures, deeds of trust, guarantees, commitments, joint venture agreements, purchase and/or sale agreements, collective bargaining, union, consulting and/or employment contracts, leases of real or personal property, easements, distribution or dealer agreements, service agreements, license agreements and advertising agreements.  The Company is not in default of any provision or alleged to be in default under any Material Contract nor, to Sellers’ Knowledge, is there any default by any other party to any Material Contract, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute a default under any Material Contract.  None of the Material Contracts contain any provisions which would require the Company to sell products or services to any third party on the same or substantially similar terms as the Company sells to any other party.  All of the Material Contracts are in full force and effect and constitute legal, valid and binding obligations of the parties thereto in accordance with their terms, and will remain in full force and effect after the Closing without any notice to or consent by any other party.  The Company has not waived any rights under the Material Contracts.  The Company has not given any notice of termination or non-renewal under any Material Contract, nor has it received a notice of termination, intent to terminate or non-renewal of any Material Contract.  Except as indicated on Section 2.10(a) of the Disclosure Schedule, all Material Contracts are transferable to Buyer pursuant to the transactions contemplated by this Agreement without the consent of any other person.

(b)  Microsoft Contracts.  Without limiting the generality of Section 2.10(a), Section 2.10(b) of the Disclosure Schedule contains a true, accurate and complete schedule of, and Buyer has been provided copies of, all written or electronic Contracts entered into between Company and Microsoft Corporation or any or its affiliates (collectively, “Microsoft”) (collectively, the “Microsoft Contracts”).  The Company is in compliance with all Microsoft Contracts and all terms, guidelines, programs, and requirements referred to therein or associated therewith.  The Company is in good standing in the Microsoft Partnership Program and properly authorized as an Independent Software Vendor for Microsoft Dynamics. All of Company’s agreements with third parties licensing any software of Microsoft comply with all requirements of the Microsoft Contracts.  Except as set forth in Section 2.10(b) of the Disclosure Schedule, the Microsoft Contracts are transferable pursuant to the transactions contemplated under this Agreement, and the consummation of such transactions: (i) does not breach the terms of any of the Microsoft Contracts; (ii) require any consent of Microsoft that has not been obtained in writing prior to the Closing; (iii) does not change the scope of Company’s rights under the Microsoft Contracts; and (iv) does not give Microsoft the right to terminate any Microsoft Contract.  Neither the Company nor either of the Sellers has received notice or has Knowledge that Microsoft does not intend to renew and extend the term of the Microsoft Contracts.

(c)  Section 2.10(c) of the Disclosure Schedule identifies any amounts required to be paid by the Company to any software vendor based on any licensing or sales of software by the Company.

2.11      Title and Related Matters.  The Company has good and marketable title to, or a valid leasehold interest in, all of the properties and assets reflected in the Balance Sheet or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business and consistent with past practices), including, without limitation, the specific assets referred to in Sections 2.12 (a), (b) and (c) below, free and clear of all mortgages, security interests, liens, pledges, claims, escrows, options, rights of first refusal, indentures, easements, licenses, security agreements or other agreements, arrangements, contracts, commitments, understandings, obligations, charges or encumbrances of any kind or character (“Encumbrances”), except as reflected on the Balance Sheet.  The Company owns or leases, directly or indirectly, all of the assets and properties, and is a party to all licenses and other agreements, presently used or necessary to carry on the business or operations of the Company as presently conducted.  All items of personal property are in good condition and working order, ordinary wear and tear excepted.  Except as expressly set forth in this Agreement, the Sellers make no warranties regarding the condition of the Company’s tangible assets, and all implied warranties, including the implied warranties of merchantability and fitness for a particular purpose, are hereby excluded.

2.12      Property and Assets.

(a)  Owned Real Property.  The Company has never owned, held any interest in, or held title to, any real property.

(b)  Leased Property.  Section 2.12(b) of the Disclosure Schedule sets forth a list of each lease for real or personal property to which the Company, or any Seller on behalf of the Company, is a party or which covers any premises at which the Company operates its business or maintains any of its assets.  With respect to all such leased property:  (A) all such leases are in full force and effect and constitute valid and binding obligations of the respective parties thereto; (B) there have not been and there currently are not any defaults thereunder by any party thereto; (C) no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder entitling the lessor to terminate any lease; and (D) the continuation, validity and effectiveness of all such leases under the current rentals and other current terms thereof will in no way be affected by the transactions contemplated by this Agreement.

(c)  No Disposition of Assets.  There has not been since the Financial Statement Date any sale, lease or any other disposition or distribution by the Company of any of its assets or properties and any other assets now or hereafter owned by it, except (i) as contemplated by this Agreement or (ii) assets and properties sold or otherwise disposed of since the Financial Statement Date in the ordinary course of business and consistent with past practices.

2.13      Litigation.  There is no suit, action, investigation or proceeding pending or, to the Knowledge of any of the Sellers, threatened against the Company or any of the Sellers, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company.

2.14      Tax Matters.  For the purposes of this Agreement, “Taxes” means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, transfer, gains, profits, excise, franchise, annual report, real and tangible and intangible personal property, value added, environmental, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by a Governmental Authority, abandoned property, escheat, unclaimed property, alternative, minimum, add-on, fee, information, 1099, reportable transaction, unemployment, independent and includes any interest and penalties (civil or criminal) on or additions to any such taxes.  Except as described in Section 2.14 of the Disclosure Schedule:

(a)           The Company has filed or caused to be filed all returns, reports, or other statements, including all returns relating to or required under applicable laws (“Tax Returns”) relating to income or franchise Taxes and all other Tax Returns relating to other Taxes required to be filed by the Company under applicable laws, and such Tax Returns are true and correct in all respects;

(b)           The Company has, within the time and in the manner prescribed by law, paid all Taxes that were due and payable by the Company;

(c)           There is no currently effective agreement, waiver or consent providing for an extension of time with respect to the assessment of any Taxes or the filing of any Tax Returns;

(d)           There are no (i) currently effective powers of attorney granted by the Company concerning any Tax matter, (ii) agreements entered into by the Company with any taxing authority that would have a continuing effect on the Company after the Closing Date or (iii) Encumbrances (and immediately following the Closing Date there will be no Encumbrances) on the assets of the Company relating to or attributable to Taxes other than Encumbrances for Taxes not yet due and payable;

(e)           There is no examination, action, suit, proceeding, investigation, audit, claim, demand, notice of deficiency or assessment against the Company pending (or any threat of any of the foregoing that has been communicated to the Company in writing, or, to the Knowledge of Sellers, has been communicated to the Company orally) with respect to any Tax;

(f)            The Company is not a party to any Tax allocation or sharing agreement;

(g)           The Company has not now nor has it ever elected to be treated as an S corporation pursuant to Section 1362(a) of the Internal Revenue Code of 1986, as amended (the “Code”) or the laws of any state in which the Company conducts business, since its date of incorporation;

(h)           As of the Closing Date, the Company’s liability for any unpaid Taxes will not exceed the reserve for unpaid Taxes then carried on its books and records;

(i)            All Taxes required by applicable law to be withheld by the Company on or before the Closing Date have been or will be withheld and paid when due to the appropriate agency or authority;

(j)            The Company has delivered to Buyer correct and complete copies of its federal and state income and franchise Tax Returns which have been filed since their inception.  None of the Company’s Tax Returns have been audited by any taxing authority; and

(k)           The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Financial Statement Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Financial Statement Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Financial Statement Date; (iii) installment sale or open transaction disposition made on or prior to the Financial Statement Date or (iv) prepaid amount received on or prior to the Financial Statement Date.

2.15      Compliance with Law.

(a)  The Company has not previously failed, and is not currently failing, to comply with any applicable Laws relating to its business or the operation of its assets where such failure or failures would individually or in the aggregate have an adverse effect on the financial condition, business, operations or prospects of the Company.  There are no proceedings of record and, to the Sellers’ Knowledge no proceedings are pending or threatened, nor has the Company or any of the Sellers received any written notice regarding any violation of any Law.

(b)  Neither the Company nor any of the Sellers has Knowledge of any non-compliance by the Company with any registration, safety, health, environmental, insurance, anti-competitive or discrimination Law that would have an adverse effect on the financial condition, business, assets, operations, prospects, earnings or employment practices of the Company.

(c)  The Company has all approvals, authorizations, consents, registrations, franchises, licenses, permits or certificates of a Governmental Authority (“Permits”) that are required or desirable for the lawful operation of the business of the Company as conducted from January 1, 2007 through the date hereof, other than those the failure of which to possess has not had and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the financial condition, business, operations or prospects of the Company.  All Permits are valid and in full force and effect.  The Company is in compliance in all material respects with all terms required for the continued effectiveness of each such Permit, and there is no pending or, to the Knowledge of the Sellers, threatened, revocation, involuntary non-renewal, limitation, amendment, modification, suspension or restriction of any such Permit and there is no pending or, to the Knowledge of Sellers, threatened proceeding which could reasonably be expected to lead to the revocation, non-renewal, limitation, amendment, modification, suspension or restriction of any Permit.  The Company is not operating under any formal or informal agreement or understanding with any Governmental Authority which restricts its ability to do business or requires the Company to take, or refrain from taking, any action otherwise permitted by Law.

2.16      Absence of Certain Business Practices.  None of the Sellers nor any Affiliate, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefit, regardless of its nature or type, from any customer, supplier, trading company, shipping company, governmental employee or other entity or individual with whom the Company has done business directly or indirectly or (b) directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, trading company, shipping company, governmental employee or other person or entity who is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction) which (i) might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, might have had an adverse effect on the assets, business or operations of the Company as reflected in the financial statements set forth in Section 2.7 of the Disclosure Schedule or (iii), if not continued in the future, might adversely affect the assets, business, operations or prospects of the Company or which might subject the Company to suit or penalty in any private or governmental litigation or proceeding.

2.17      ERISA and Related Employee Benefit Matters.

(a)  Employee Benefit Plans and Agreements.  Section 2.17(a) of the Disclosure Schedule lists each employee welfare benefit plan (as such term is defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employee pension benefit plan (as such term is defined in Section 3(2) of ERISA), fringe benefit, cafeteria, profit sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, welfare, or other incentive plan or agreement, or employment agreement not terminable on thirty (30) days or less written notice, and any other employee benefit plan, agreement, arrangement, or commitment not otherwise listed on the Disclosure Schedule (collectively referred to as “Company Benefit Plans”) that is or has been maintained by the Company or to which the Company contributes, is required to contribute, has contributed, or has been required to contribute, or for which the Company has any liability.  Section 2.17(a) also contains a complete list of all employees of the Company and the amount of vacation pay currently accrued to each such employee.

(b)  Compliance with Applicable Law.  Each of the Company Benefit Plans that is intended to be qualified under section 401(a) of the Code is either the recipient of a favorable determination letter from the Internal Revenue Service (“IRS”) or the adopter of a prototype plan entitled to rely on the opinion letter issued by the IRS as to the qualified status of such plan under section 401(a) of the Code to the extent provided in Revenue Procedure 2005-16; and no amendment has been made nor has any event occurred with respect to any such Company Benefit Plan which could cause the loss or denial of such qualification under section 401(a) of the Code.  The trusts maintained thereto are exempt from federal income taxation under section 501(a) of the Code, and nothing has occurred that could adversely affect such exemption.  There are no material actions, suits or claims (other than routine claims for benefits) pending or threatened against or with respect to any Company Benefit Plans or the assets of such plans, and to the Knowledge of the Sellers, no facts exist that could give rise to any material actions, suits or claims (other than routine claims for benefits) against such plans or the assets of such plans.

(c)  Administration of Plans.  Each Company Benefit Plan has at all times been administered and funded in compliance with its terms, ERISA, the Code and all applicable laws.  No plan fiduciary of any Company Benefit Plan has engaged in (i) any transaction in violation of Section 406(a) or (b) of ERISA, or (ii) any “prohibited transaction” (within the meaning of Section 4975(c)(1) of the Code) that would result in a material liability to the Company and for which no exemption exists under Section 408 of ERISA or Section 4975(d) of the Code, including, but not limited to, loans to any Benefit Plan to acquire “qualifying employer securities” within the meaning of Section 4975(e)(8) of the Code.

(d)  Certain Plans.  No Company Benefit Plan is or has been (i) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; (ii) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to the provisions of Title IV of ERISA, or (iii) a multiemployer plan (within the meaning of Section 3(37) of ERISA, and there is no current or potential liability for any such plan that the Company (for purposes of this subsection “Company” shall include each trade or business (“ERISA Affiliate”), whether or not incorporated, which is a member of a group of which the Company is a member and which is under common control within the meaning of Section 414 of the Code and the regulations thereunder or Section 4001(b) of ERISA and the regulations thereunder) maintains or has maintained, or in which the Company participates or has participated, or to which the Company contributes, is required to contribute, has contributed, or has been required to contribute, or for which the Company has any liability.  Additionally, no Company Benefit Plan promises or provides retiree medical or other retiree welfare or life insurance benefits to any person, except as may be required under Code Section 4980B and ERISA Sections 601 through 608, inclusive, or similar applicable state or local Law

(e)  Copies of Plans.  Section 2.17(e) of the Disclosure Schedule includes, to the extent not otherwise included in the Disclosure Schedule, true and complete copies of: each Company Benefit Plan, related trust agreements, annuity contracts, insurance contracts, and other funding arrangements; favorable determination letters; annual reports (Form 5500 series) required to be filed with any governmental agency for each Company Benefit Plan, for the most recent three plan years, including, without limitation, all schedules thereto and all financial statements with attached opinions of independent accountants; and current summary plan descriptions.

(f)   Valid Obligations.  Except as specified in Section 2.17(f) of the Disclosure Schedule, none of the rights of the Company under any Company Benefit Plan will be impaired by the consummation of the transactions contemplated by this Agreement, and all of the rights of the Company thereunder will be enforceable by Buyer at and after the Closing without the consent or agreement of any other party other than consents and agreements specifically listed in Section 2.17(f).  The transactions contemplated by this Agreement will not result in the acceleration of the time of payment or vesting of any such benefits.  Each Company Benefit Plan can be terminated without further liability to the Company.

(g)  All required payments and contributions due with respect to any Company Benefit Plan for periods prior to Closing have been made or properly accrued.

2.18      Intellectual Property.

(a)  Section 2.18(a) of the Disclosure Schedule contains a complete and accurate list of (i) all United States and foreign (A) registered trade names, service marks, trademarks, trade dress, domain names, logos and proprietary designations and pending applications for trade names, service marks, trademarks, trade dress, domain names, logos and proprietary designations, (B)  patents and pending patent applications, (C) registered copyrights and pending applications for copyright registration (D) domain name registrations (collectively, the “Registered Intellectual Property”); (ii) all Company software and services that are currently sold or offered for sale by the Company;  (iii) all licenses to the Company of any software (other than off the shelf software licensed solely for internal use having an aggregate value that is less than $5,000 per software program) or Intellectual Property (as defined below; and (iv) all licenses from the Company of any software or Intellectual Property.

(b)  Except for Intellectual Property licensed to the Company from a third party, including computer software and programs (including all source code and object code) (the “Third Party Intellectual Property”) pursuant to the agreements scheduled in Section 2.18(a) of the Disclosure Schedule (the “Inbound License Agreements”), the Company is the sole and exclusive owner of the entire right, title and interest in and to all (i) United States and foreign patents and applications therefor; (ii) proprietary know-how, trade secrets, inventions, discoveries, developments, research, and formulas, whether or not patentable and all other proprietary information or property relating to Seller’s current business, (iii) all copyrights, copyrights registrations and applications therefor (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and (v) domain names and websites (“Intellectual Property”) that the Company uses to conduct the Company’s current business and any improvements, updates, enhancements or modifications related to any of the foregoing (collectively referred to as “Intellectual Property Assets”), and has good and marketable title to the Intellectual Property Assets free and clear of all royalty obligations, restrictions, and Encumbrances, except those set forth in the licenses disclosed in Section 2.18(a)(iii) of the Disclosure Schedule.  Subject to the information scheduled on Section 2.10(a) of the Disclosure Schedule, the Intellectual Property owned or used by the Company immediately prior to the Closing Date will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing Date hereunder.  The Company has all rights to all Intellectual Property needed by Company to operate Company’s business as currently conducted, and such Intellectual Property constitutes all of the Intellectual Property necessary to operate the Company’s business in the ordinary course consistent with past practices.

(c)  The Company has not breached the terms of any agreement or arrangement under which the Company has obtained rights to the Third Party Intellectual Property.  Subject to the information set forth on Schedule 2.18(c) of the Disclosure Schedule, the rights to the Third Party Intellectual Property are transferable pursuant to the transactions contemplated under this Agreement, and the consummation of such transactions: (i) does not breach the terms of any agreement Company has entered into associated with the rights to such Third Party Intellectual Property; (ii) does not require the consent of any third party licensor of such Third Party Intellectual Property; (iii) does not change the scope of Company’s rights in or to the Third Party Intellectual Property; and (iv) does not give any third party the right to terminate any of Company’s rights in or to the Third Party Intellectual Property or any agreement associated therewith.

(d)  To the Sellers’ Knowledge, the Company does not unlawfully or wrongfully use or possess any Intellectual Property Assets and did not misappropriate the Intellectual Property Assets from another person or entity.  To the Sellers’ Knowledge, the Company’s use of the Intellectual Property Assets does not conflict with or infringe upon the rights of any third party and no such claim of infringement or violation has been threatened or asserted or is pending against the Company, its end-user customers, licensees or licensors.  To the Sellers’ Knowledge, the operation of Company’s business as previously conducted, currently conducted, and currently proposed to be conducted does not infringe or misappropriate the intellectual property rights of any third party and there are no third party patents or other intellectual property rights that present a risk of infringement for the operation of the business of Company as previously conducted, currently conducted, or currently proposed to be conducted.  Sellers represent and warrant that neither Sellers nor Company have received any threat or notice that the operation of the business of Company as previously conducted, currently conducted, or currently proposed to be conducted will infringe the intellectual property rights of any third party.    To Sellers’ Knowledge, none of the foregoing claims or demands by any third party will be, or is likely to be made and there is no fact or circumstance that could reasonably give rise to any such claim or demand.  Subject to a joint interest agreement to preserve the attorney-client privilege to be entered into where necessary, Sellers have disclosed to Buyer all information regarding: (i) any patent that Sellers or Company have reviewed to assess any infringement by the Company or any software distributed by the Company non-infringement; and (ii) any freedom to operate study, opinion, or assessment received by Company or Sellers or of which Sellers have Knowledge with regard to the operation of Company or any software distributed by Company.  To the Knowledge of Sellers, none of the software distributed by Company is the subject of any litigation, claim, demand, notification, or license request to resolve any of the foregoing and Sellers have received no notice from any third party regarding the foregoing.

(e)  Except as set forth in the licenses disclosed in Section 2.18(a)(iii) restricting use of the Third Party Intellectual Property, the Company has not entered into any agreement, license, release, or order that restrict the Company’s or Buyer’s freedom to operate the business of Company or the right of the Company or Buyer to exploit the Intellectual Property Assets in any way, including, without limitation, any covenant not to sue, agreement not to compete, or agreement not to solicit customers.

(f)   The Intellectual Property Assets are valid and enforceable and the Company and the Sellers have taken commercially reasonable steps to ensure the validity and enforceability of the Intellectual Property Assets.

(g)  Except for rights granted to third parties pursuant to the agreements scheduled in Section 2.18(g) of the Disclosure Schedule (the “Outbound License Agreements”), the Company has not granted any third party rights in, to, or under the Intellectual Property Assets.

(h)  Neither the Company nor the Sellers (i) have represented to any customers that any Intellectual Property licensed by Company complies with any PCI Compliance Standards, or (ii) received any complaint, allegation, notice or claim that any Intellectual Property licensed by Company to any customers fails to meet any PCI Compliance Standard.

(i)   The Company and the Sellers have at all times complied with the terms of (i) the Settlement Agreement and General Release dated as of December 8, 2004 among Junction Solutions, LLC (“Junction”), the Company and the other parties named therein, and (ii) the Settlement Agreement and General Release dated April 10, 2009 among Junction, the Company and the other parties named therein (the “2009 Settlement Agreement”), including but not limited to any terms or provisions relating to the non-use by the Company or the Sellers of the “Junction Asserted Source Code” (as defined in the 2009 Settlement Agreement), and no Junction Asserted Source Code is contained within any software developed or licensed by the Company following the date of the 2009 Settlement Agreement.

2.19      Warranties.  There are no claims existing or, to the Sellers’ Knowledge threatened, under or pursuant to any express warranty issued by the Company on products or services sold or provided by the Company and the Balance Sheet reserves, if any, for anticipated claims are adequate to cover any such claims.

2.20      Employees.  The Company is in full compliance with all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours. The Company currently has satisfactory relationships with its employees.  Section 2.20 of the Disclosure Schedule sets forth the name of each employee and/or officer currently, or within the preceding six (6) months, employed by the Company; the positions held; the beginning and, for any employee who has terminated employment with the Company within the preceding six (6) months, ending employment dates; and, if applicable, the reason for the cessation of employment.  All persons who have performed services for the Company or any direct or indirect subsidiary of the Company and have been classified by the Company or such subsidiary as an independent contractor have been properly classified as such in accordance with the requirements of applicable Law, and the Company and each subsidiary have fully, accurately and properly reported their compensation to the proper Governmental Authorities when required to do so.  All independent contractors providing services to the Company or any of its subsidiaries have been properly classified as independent contractors for purposes of federal and applicable state Tax laws, laws applicable to employee benefits and other Applicable Laws.  No director, officer, employee or consultant of the Company is subject to any written or unwritten agreement that specifies a particular employment or service term, or limits the Company’s right to terminate the employment or service relationship of such individual, and the Company does not have any contractual obligation to pay any such individual any severance benefits in connection with their termination of employment or service.  To the Knowledge of the Sellers, no employee or consultant has a present intention to terminate his or her relationship with the Company.

2.21      Insurance.  Section 2.21 of the Disclosure Schedule lists and includes copies of all certificates of coverage regarding all of the Company’s existing insurance policies, the premiums therefor and the coverage of each policy.  Such policies and the amount of coverage and the risks insured are, in the aggregate, sufficient to protect and insure members of the Company against perils which good business practice demands be insured against or which are normally insured against by other industry members similarly situated, and will remain in full force and effect after the Closing.

2.22      Liability for Products or Services.  There exist no claims against the Company, and to the Sellers’ Knowledge there is no event or occurrence likely to result in the assertion of any claim, for injury to person or property of its employees or any third parties suffered as a result of the provision of any product or the performance of any service by the Company, including, but not limited to, claims arising out of the defective or unsafe nature of its products or services.

2.23      Environmental.  The operations and activities of the Company comply, and have in the past complied, in all respects, with all applicable Laws relating to protection of the environment.  Neither the Company nor any Seller has received any notices from any Governmental Authority alleging that the Company is currently in noncompliance with or violation of any applicable Laws relating to protection of the environment.

2.24      Dealings with Affiliates.  Section 2.24 of the Disclosure Schedule sets forth a complete list (including the parties) and copies of all written or oral contracts or other agreements entered into between the Company and any Affiliate of the Company that will be effective on the Closing Date.

2.25      Bank Accounts.  Section 2.25 of the Disclosure Schedule is a list of all bank accounts, lock boxes, post office boxes and safe deposit boxes maintained in the name of or controlled by the Company and the names of the persons having access thereto.

2.26      Customers.  No customer of the Company that has made purchases representing, individually or in the aggregate, more than $50,000 in payments or commitments to the Company within the last twelve (12) months has (a) ceased, or indicated any intention to cease, doing business with the Company, or (b) changed or indicated any intention to change any terms or conditions for future purchase of products or services from the terms or conditions that existed with respect to the purchase of such products or services during the twelve (12) month period ending on the date hereof.

2.27      Disclosure.  No representation or warranty made by any of the Sellers in this Agreement, contains any untrue statement of fact or omits to state a fact necessary in order to make the statements herein not misleading in light of the circumstances in which they are made.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Sellers, as follows:

3.1     Organization, etc.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois.

3.2     Authorization, etc.  Buyer has authority to enter into this Agreement and to carry out the transactions contemplated hereby.  The Board of Directors of Buyer has duly authorized the execution and delivery of this Agreement and the transactions contemplated hereby, and no other proceedings on its part are necessary to authorize this Agreement and the transactions contemplated hereby.

3.3     No Violation.  Buyer is not subject to or obligated under any certificate of incorporation, bylaw, Law, or any agreement or instrument, or any Permit, which would be breached or violated by its execution, delivery or performance of this Agreement.  Buyer will comply with all Laws in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby.

3.4     Governmental Authorities.  Buyer is not required to submit any notice, report or other filing with and no consent, approval or authorization is required by any governmental or regulatory authority in connection with Buyer’ execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.5     Access.  Buyer has been given access to the assets, books, records, contracts and employees of the Company, and has been given the opportunity to meet with the Sellers, officers and other representatives of the Company for the purpose of investigating and obtaining information regarding the Company’s business, operations and legal affairs.

3.6     Acquisition of Shares.  Buyer is acquiring the Shares for its own account and for investment, and not with a view to, or for sale in connection with, any distribution of any of the Shares.

ARTICLE IV.
[Intentionally left blank.]

ARTICLE V.
COVENANTS OF BUYER

Buyer hereby covenants and agrees with the Company that:

5.1     Books and Records.  Buyer shall preserve and keep the Company’s books and records delivered hereunder for a period of three (3) years from the date hereof and shall, during such period, make such books and records available to former officers and directors of the Company for any reasonable purpose.

ARTICLE VI.
OTHER AGREEMENTS

Buyer, the Company and the Sellers covenant and agree that:

6.1     Agreement to Defend.  In the event any action, suit, proceeding or investigation of the nature specified in Section 6.4, Section 7.2 or Section 8.2 hereof is commenced, whether before or after the Closing Date, all the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.

6.2     Consultants, Brokers and Finders.  The Sellers and Buyer each represent and warrant that they have not retained any consultant, broker or finder in connection with the transactions contemplated by this Agreement.  The Sellers and Buyer each hereby agree to indemnify, defend and hold the other party and its officers, directors, managers, members, employees and Affiliates, harmless from and against any and all claims, liabilities or expenses for any brokerage fees, commissions or finders fees due to any consultant, broker or finder retained by the indemnifying party.

6.3     Intentionally Omitted.

6.4     Taxes.

(a)  The Sellers shall be jointly and severally liable and indemnify Buyer, the Company and any affiliates of Buyer and the Company, from and against any loss, claim, liability, expense, or other damage attributable to (A) Taxes of the Company to the extent such Taxes are not adequately provided for as current Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between tax and book) on the Balance Sheet (i) for taxable periods ending on or before the Financial Statement Date and (ii) for any period that includes but does not end on or before the Financial Statement Date (a “Straddle Period”), the portion of any Taxes attributable to the period ending on the Financial Statement Date; (B) all Taxes of any Person, other than the Company, that the Company is liable for as a result of joint and several liability (including under Treasury Regulation section 1.1502-6), transferee liability, successor liability, or a contractual obligation, in each case, (i) for taxable periods ending on or before the Financial Statement Date and (ii) for the portion of any Taxes attributable to the portion of a Straddle Period ending on the Financial Statement Date; (C) all Taxes resulting from a breach of a representation or warranty contained in Section 2.14 or a covenant contained in this Section 6.4; (D) all Taxes due and payable after the Financial Statement Date for any remaining installments of Tax arising from the Company’s change in accounting method filed in 2007 which exceed the deferred Tax account for such Tax on the Balance Sheet; and (E) an amount equal to forty percent (40%) of deferred revenue arising from Customer Retainers or other support or maintenance services that is required to be recognized as income for federal income tax purposes after the Financial Statement Date, but only to the extent that (i) such recognized income is attributable to payments received prior to or on the Financial Statement Date and (ii) such recognized income exceeds the deferred revenue on the Balance Sheet. Notwithstanding anything to the contrary in this Agreement, Sellers shall have no liability for, and shall not be required to make any payment of any Tax under this Agreement or otherwise, with respect to any Tax that is an Accrued.

(b)  For purposes of determining the Taxes that relate to periods ending on or before the Financial Statement Date (or the portions of any Straddle Period ending on the Financial Statement Date) for purposes of determining the Sellers’ requirement to indemnify for Taxes under Section 6.4(a), Taxes in the form of interest, penalties, additions to tax or other additional amounts that relate to Taxes for any period ending on the Financial Statement Date (or portion of any Straddle Period ending on the Financial Statement Date) shall be treated as occurring in a period ending on the Financial Statement Date (or the portion of the Straddle Period ending on the Financial Statement Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Financial Statement Date.  Interest, penalties, additions to tax or other additional amounts shall be allocated to the portion of any Straddle Period ending on the Financial Statement Date in the same manner as the underlying Tax to which such interest, penalties, additions to tax or other additional amounts relates as provided for in Section 6.4(c).

(c)  For purposes of determining the Taxes that relate to any Straddle Period, the portion of any such Tax that is attributable to the portion of the Straddle Period ending on the Financial Statement Date shall be (A) in the case of income Taxes, or any other Taxes resulting from, or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other persons (including, without limitation, wages), or any other similar transaction or transactions, the amount that would be payable for the portion of the Straddle Period ending on the Financial Statement Date if the Company filed a separate Tax Return with respect to such Taxes solely for the portion of the Straddle Period ending on the Financial Statement Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time); and (B) in the case of ad valorem and property taxes and all other Taxes not described in (A), above, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Financial Statement Date and the denominator of which is the number of calendar days in the entire Straddle Period.  For purposes of clause (A), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Financial Statement Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

(d)  The Sellers shall cause the Company to prepare and file all Tax Returns of the Company due on or prior to the Closing Date, which Tax Returns shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns.

(e)  Buyer shall cause the Company to prepare and file all Tax Returns of the Company due after the Closing Date, which Tax Returns, to the extent they relate to taxable periods beginning prior to, but including the Closing Date, and for the purpose of determining the Sellers’ liability for Taxes, if any, shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns, unless such treatment does not have sufficient legal support to avoid the imposition of penalties.  In the event that any Seller could reasonably be expected to be liable for any Taxes shown on such Tax Returns under this Agreement or otherwise, Buyer shall provide Sellers with such Tax Returns twenty (20) days before the filing thereof, Sellers shall have ten (10) days to comment thereon, and Buyer shall take into account any reasonable comments made by the Sellers thereon. In the event the Sellers are liable under Section 6.4(a) hereof for Taxes due in connection with the Tax Returns described in this Section 6.4(e), the Sellers shall pay the amount of such liability to the Company immediately upon request or at least three (3) business days prior to the filing of such Tax Returns, whichever is later

(f)   Buyer, the Company and the Sellers shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes.  Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material.  The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance.  Buyer, the Company and the Sellers will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(g)  If any Governmental Authority issues to the Company a written notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand with respect to Taxes or Tax Returns of the Company for periods ending on or prior to the Closing Date (including any portion of any Straddle Period ending on the Closing Date), Buyer or the Company shall notify the Sellers of its receipt of such communication from the Governmental Authority within ten (10) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand.  No failure or delay of Buyer or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Sellers pursuant to this Agreement, except to the extent that such failure or delay shall effectively preclude the Sellers’ ability to defend against any liability or claim for Taxes that the Sellers are obligated to pay hereunder.  Except as provided below, the Sellers shall, at their expense, have the nonexclusive right to participate in any examination, investigation, audit or other proceeding in respect of any Tax Return or Taxes of the Company (a “Tax Contest”) where such Tax Contest relates to taxable periods or partial taxable periods of the Company ending on or before the Closing Date or could reasonably be expected to give rise to a liability of any Seller for Taxes under this Agreement or otherwise.  Buyer and the Company will not be obligated to settle or resolve any Tax Contest related to any Tax Return or Taxes for such a period, which, if so settled or resolved, could have an adverse effect on the Company or Buyer for periods after the Closing Date, unless the Sellers agree in writing with Buyer and the Company, in terms reasonably satisfactory to Buyer and the Company, to indemnify Buyer and the Company from any cost, damage, loss or expense arising from such settlement or resolution.

(h)  If there is an adjustment to any Tax Return for the Company which creates a deficiency in any Taxes for which the Sellers are liable under the provisions of Section 6.4(a) hereof, Sellers shall pay to Buyer the amount of such deficiency in Taxes.  No liability of the Sellers under this Section 6.4(h) shall be payable until the occurrence of any action by any Tax authority that is final or, if not final, is acquiesced in by the Sellers during the course of any audit or any proceeding relating to any Tax Return or Taxes.  All payments required to be made by the Sellers pursuant to this Section 6.4(h) shall be made within ten (10) days of the occurrence of the event described in the immediately preceding sentence.

(i)   All federal, state, local, foreign and other transfer, sales, use or similar Taxes applicable to, imposed upon or arising out of the transfer of the Shares shall (or any other transaction contemplated by this Agreement) be paid by the Sellers.

(j)   The provisions of this Section 6.4 shall not be governed by any limitations contained in Article XI and to the extent of any inconsistency between this Section 6.4 and Article XI, the provisions of this Section 6.4 shall control.

(k)  The Sellers shall provide Buyer with any information that Buyer requests to allow Buyer to comply with Code Section 6043A or any other information reporting requirements under the Code or other applicable law.

6.5     Microsoft Contracts.  The Sellers will use their best commercial efforts to facilitate communications with Microsoft as necessary or advisable to ensure the smooth transition of all such Microsoft Contracts to the Company following the Closing, and to assist Company and Buyer in renewing and extending the terms of the Microsoft Contracts and to enter into any new contracts desired to be entered into to replace the Microsoft Contracts.

6.6     Restrictive Covenants.

(a)     Reasonableness of Restrictions.  Each of the Sellers hereby acknowledges that Buyer has paid valuable consideration for the Shares and assets of the Company, and that the use by Sellers of such assets and proprietary information of the Company in a business or activity that competes with the Company or the Buyer in violation of the covenants set forth in this Section 6.6 would provide an unfair advantage over the Company and/or the Buyer.  Each of the Sellers agrees to comply with the terms of this Section 6.6 and each of the Sellers hereby acknowledges that all such restrictive covenants contained herein are reasonable and necessary to protect the business interests of the Buyer.

(b)   Non-Compete.  Each of the Sellers agrees, for a period commencing on the Closing Date and ending on three-year anniversary of the Closing Date (the “Restricted Period”), he or she will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by him or her to compete directly with the Company, anywhere in the world, in any line of business engaged in by the Company during the Restricted Period; provided, however, that any Seller may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

(c)  Non-Solicitation.  Each of the Sellers agrees that, during the Restricted Period, such Seller shall not, without first obtaining the prior written approval of the Company, directly or indirectly (a) induce or attempt to induce any employee, independent contractor or consultant of the Company or any of its affiliates, or anyone who was employed by or provided services to the Company or any of its affiliates within the immediately preceding twenty-four (24) months, to terminate or negatively alter his or her relationship with the Company or such affiliate, (b) hire or attempt to hire any employee of the Company or any of its affiliates, or any former employee who was employed by the Company or any of its affiliates during the immediately preceding twenty-four (24) months, (c) solicit or attempt to solicit the business of any client or customer of the Company or any of its affiliates (other than on behalf of the Company or such affiliate), or any client or customer who purchased products or services of or from the Company within the immediately preceding twenty-four (24) months, in any manner that is competitive with the Company or such affiliate, or (d) induce or attempt to induce any supplier, content provider, vendor, or consultant of the Company or any of its affiliates, or anyone who acted as a supplier, content provider, vendor, consultant or independent contractor of the Company or such affiliate within the immediately preceding twenty-four (24) months,  to terminate or negatively alter his, her or its relationship with the Company.

(d)  Proprietary Information.  Each of the Sellers hereby agrees to hold in strictest confidence, and not to disclose, use, lecture upon or publish any Proprietary Information of the Buyer or the Company, or any confidential or proprietary information received by the Company and subject to a duty of confidentiality on the Company’s part, except as such disclosure, use or publication may be required in connection with such Seller’s employment by the Company.  As used herein, “Proprietary Information” means any an all proprietary knowledge, data or information of the Buyer or the Company, including but not limited to (i) trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques; and (ii) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; and (iii) information regarding the skills and compensation of other employees of the Company.  Notwithstanding the foregoing, “Proprietary Information” shall not include any information which is generally known in the trade or industry, or which is not gained as result of a breach of this Agreement.

(e)  Remedies.  Each of the Sellers agrees that upon the breach or threatened breach of any of the covenants and agreements contained in this Section 6.6, Buyer shall have the right to seek and obtain, without posting any bond or security, all appropriate injunctive and other equitable remedies therefor, in addition to any other rights and remedies that may be available at law, it being acknowledged and agreed that any such breach would cause irreparable injury to Buyer and that money damages would not provide an adequate remedy therefor.

6.7     Further Assurances.  Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

6.8     Intentionally Omitted.

6.9     Purchase Price Adjustment. Amounts paid to or on behalf of the Sellers or Buyer as Earn-Out Amounts pursuant to Section 1.4 above or as indemnification pursuant to Section 6.4 or Article XI below shall be treated as adjustments to the Purchase Price.

ARTICLE VII.
CONDITIONS TO THE OBLIGATIONS OF BUYER

Each and every obligation of Buyer under this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions unless waived in writing by Buyer:

7.1     Representations and Warranties; Performance.  The representations and warranties made by the Sellers herein shall be true and correct on the Closing Date with the same effect as though made on such date; the Sellers shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them prior to the Closing Date; Sellers shall have, and shall have caused the President and Chief Financial Officer of the Company to have delivered to Buyer a certificate, dated the Closing Date, certifying to such matters and the other conditions contained in this Article VII.

7.2     Consents and Approvals.  All consents from and filings with the third parties, regulators and governmental agencies identified on Schedule 7.2 and required to consummate the transactions contemplated hereby shall have been obtained and delivered to Buyer in a form acceptable to Buyer.

7.3     Assignment of Contracts.  Seller shall have obtained and delivered to Buyer valid written consents to the assignment or other transfer of (a) any Contracts identified on Sections 2.10(a) or 2.18(c) of the Disclosure Schedule requiring such consent, and (b) the Microsoft Contracts (assuming that the transactions contemplated by this Agreement may be characterized by Microsoft as a transfer or assignment of the Microsoft Contracts requiring such consent).

7.4     No Adverse Change.  There shall have been no adverse change since the Financial Statement Date in the business, prospects, financial condition, earnings or operations of the Company’s business.

7.5     No Proceeding or Litigation.  No action, suit or proceeding before any court or any governmental or regulatory authority shall have been commenced or threatened, and no investigation by any governmental or regulatory authority shall have been commenced or threatened against any of the Sellers, the Company, Buyer or any of their respective principals, officers, directors or managers seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in connection with any of such transactions.

7.6     Review.  A full due diligence review of the Company’s business shall be completed by Buyer, its legal counsel, its outside consultants, or others appointed by Buyer.  Buyer shall be satisfied in its sole and absolute discretion with the results of Buyer’ due diligence review of the Company and its business operations, prospects and assets.  Buyer shall bear the costs of this review.

7.7     Other Documents.  Sellers will furnish or cause the Company to furnish Buyer with such other and further documents and certificates of its officers and others as Buyer shall reasonably request to evidence compliance with the conditions set forth in this Agreement.

7.8     Intentionally Omitted.

7.9     Intentionally Omitted.

7.10   Retention of Key Personnel.  None of the key management personnel of the Company identified on Schedule 7.10 shall have terminated his or her respective position with the Company.

ARTICLE VIII.
CONDITIONS TO THE OBLIGATIONS OF THE SELLERS

Each and every obligation of the Sellers under this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions unless waived in writing by all of the Sellers:

8.1     Representations and Warranties; Performance.  The representations and warranties made by Buyer herein shall be true and correct on the Closing Date with the same effect as though made on such date; Buyer shall have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed and complied with by it prior to the Closing Date; Buyer shall have delivered to the Sellers a certificate of an appropriate officer of Buyer, dated the Closing Date, certifying to the fulfillment of the conditions set forth herein and the other conditions contained in this Article VIII.

8.2     No Proceeding or Litigation.  No action, suit or proceeding before any court or any governmental or regulatory authority shall have been commenced, or threatened, and no investigation by any governmental or regulatory authority shall have been commenced, or threatened, against the Company, Buyer, any of the Sellers, or any of their respective principals, officers, directors or managers, seeking to restrain, prevent or change the transactions contemplated hereby or questioning the validity or legality of any of such transactions or seeking damages in connection with any of such transactions.

8.3     Payment.  The payment of the Purchase Price described in Section 1.2 shall have been made.

8.4     Other Documents.  Buyer will furnish the Sellers with such other documents and certificates to evidence compliance with the conditions set forth in this Article as may be reasonably requested by the Sellers.

ARTICLE IX.
CLOSING

9.1     Closing.  Unless this Agreement shall have been terminated or abandoned, a closing (the “Closing”) shall be held on the date hereof, or on such other date (the “Closing Date”) mutually agreed upon at such place or places as Buyer shall designate.

9.2     Deliveries at Closing.

(a)  At the Closing, Sellers shall transfer and assign to Buyer all of the Shares by delivering certificates representing each of the Shares, duly endorsed for transfer to Buyer with signatures guaranteed and the other agreements, certifications and other documents required to be executed and delivered hereunder at the Closing shall be duly and validly executed and delivered.

(b)  At the Closing, Buyer shall transfer to Sellers the Base Purchase Price, as described in Section 1.2.  Additionally, the other agreements, certifications and other documents required to be executed and delivered by Buyer hereunder shall be duly and validly executed and delivered.

(c)  From time to time after the Closing, at Buyer’ request and without further consideration from Buyer, the Sellers shall execute and deliver such other instruments of conveyance and transfer and take such other action as Buyer reasonably may require to convey, transfer to and vest in Buyer and to put Buyer in possession of the Shares to be sold, conveyed, transferred and delivered hereunder.

9.3     Legal Actions.  If, prior to the Closing Date, any action or proceeding shall have been instituted by any third party before any court or governmental agency to restrain or prohibit this Agreement or the consummation of the transactions contemplated herein, the Closing shall be adjourned at the option of any party hereto for a period of up to one hundred twenty (120) days.  If, at the end of such one hundred twenty (120) day period, the action or proceeding shall not have been favorably resolved, any party hereto may, by written notice thereof to the other party or parties, terminate its obligation hereunder.

ARTICLE X.
[Intentionally left blank.]

[Termination provisions to be added if transaction will not

sign and close simultaneously)

ARTICLE XI.
INDEMNIFICATION

11.1      Indemnification by the Sellers.  The Sellers, jointly and severally, agree to indemnify to the extent set forth herein Buyer and each of its affiliates (including, after the Closing, the Company) and their respective officers, shareholders, directors or employees against any loss, damage, or expense (including, but not limited, to reasonable attorneys’ fees) (“Damages”), incurred or sustained by the Company, Buyer or any of their respective officers, shareholders, directors or employees as a result of (i) any breach of any term, provision, covenant or agreement contained in this Agreement by the Sellers; (ii) any breach of any of the representations or warranties made by the Sellers in Article II of this Agreement; or (iii) any breach of any representation or warranty in any certificate or other document or instrument delivered by the Sellers or the Company in accordance with any provision of this Agreement.

11.2      Indemnification by Buyer.  Buyer agrees to indemnify the Sellers against any Damages incurred or sustained by the Sellers as a result of (i) any breach of any term, provision, covenant or agreement contained in this Agreement by Buyer; (ii) any breach of any of the representations or warranties made by Buyer in Article III of this Agreement; or (iii) any breach of any representation or warranty in any certificate or other document or instrument delivered by Buyer in accordance with any provision of this Agreement.

11.3      Limitations.

(a)  No claim for Damages pursuant to Section 11.1 or Section 11.2 above shall be made until the cumulative amount of such Damages equal or exceed an amount equal to $150,000 (the “Basket”), at which time a claim for Damages can be made for any and all amounts of Damages (and not just the amount in excess of the Basket); ); provided, however, that such Basket shall not apply to any Damages resulting from breaches of any Fundamental Representation (defined below) or any covenant set forth herein.

(b)  Sellers’ indemnification obligations shall be effective only until the dollar amount paid in respect of Damages under Section 11.1 above is equal to (i) during the period (the “Initial Period”) beginning on the Closing Date and continuing until the date that is one (1) month following delivery to the Buyer of audited financial statements of the Company for the fiscal year ended December 31, 2010, which financial statements shall be delivered not later than April 30, 2011, an amount (the “Cap Amount”) equal to fifty percent (50%) of all amounts paid by Buyer in respect of Purchase Price during the Initial Period, and (ii) for a period of twelve (12) months following expiration of the Initial Period (the “Subsequent Period”), an amount equal to twenty-five percent (25%) of all amounts paid by Buyer in respect of Purchase Price during the Initial

Period and the Subsequent Period; provided, however, that the Cap Amount payable by Sellers for Damages arising from a breach of (A) any of the representations and warranties set forth in Sections 2.1 (Corporate Organization), 2.2 (Capital Stock), 2.4 (Authorization), 2.11 (Title and Related Matters), or 2.14 (Tax Matters) or the covenants set forth in Section 6.4 (Taxes) (each, a “Fundamental Representations”); or (B) fraudulent actions or intentional misrepresentations with respect to this Agreement shall be equal to all amounts paid by Buyer in respect of Purchase Price.  The Initial Period and the Subsequent Period shall hereinafter be together referred to as the “Indemnity Period.”  No claims for Damages may be made by the Buyer after the expiration of the Indemnity Period, provided, however, that claims for Damages in respect of a breach of a Fundamental Representation may be brought at any time prior to thirty (30) days following the expiration of the applicable statute of limitations.  For purposes of calculating the Cap Amount under this Section 11.3(b), amounts paid by Buyer shall include any amounts in respect of the Earn-Out Amounts described in Section 1.4 paid during the Initial Period, Subsequent Period, and/or the applicable statute of limitations, as applicable.

(c)  Any claim for Damages under Section 6.4 or this Article XI shall first be satisfied by, but shall not be limited to, reducing the amount of any unpaid Company Revenue Earn-Out Amount owed to Sellers.

(d)  The indemnification provisions of this Article XI set forth the sole and exclusive remedy for all claims under this Agreement other than any claim in respect of fraudulent actions or intentional misrepresentations with respect to this Agreement.

11.4      Procedure Claims for Damages.  If a party hereto (the “Claimant”) wishes to assert an indemnification claim against another party hereto, the Claimant shall deliver, prior to the expiration of the Indemnity Period, to such other party a written notice stating (a) the specific representation and warranty alleged to have been breached by such other party, (b) a detailed description of the facts and circumstances giving rise to the alleged breach of such representation and warranty and (c) a detailed description of, and a reasonable estimate of the total amount of, the Damages actually incurred or expected to be incurred by the Claimant as a direct result of such alleged breach (a “Claim Notice”).  The indemnifying party will have 30 days from receipt of such Claim Notice to dispute the claim and will reasonably cooperate and assist the Claimant in determining the validity of the claim for indemnity.  If the indemnifying party does not give notice to the Claimant that they dispute such claim within 30 days after receipt of the Notice of Claim, the claim specified in such Claim Notice will be conclusively deemed Damages subject to indemnification hereunder.  In the event that the indemnifying party does give notice to the Claimant that the indemnifying party disputes such claim within 30 days after receipt of the Claim Notice, the parties shall, in good faith, attempt to resolve such dispute pursuant to the provisions of Section 12.8 hereof.

11.5      Tender of Defense of Third Party Claims for Damages.  Promptly upon receipt by either party (the “Indemnitee”) of a notice of a claim by a third party which may give rise to a claim for Damages against the other party (the “Indemnitor”), the Indemnitee shall give written notice thereof to the Indemnitor.  No failure or delay of the Indemnitee in the performance of the foregoing shall relieve, reduce or otherwise affect the Indemnitor’s obligations and liability to indemnify the Indemnitee pursuant to this Agreement, except to the extent that such failure or delay shall have adversely affected the Indemnitor’s ability to defend against such claim for Damages.  If the Indemnitor gives to the Indemnitee an agreement in writing, in a form reasonably satisfactory to Indemnitee’s counsel, to defend a claim for Damages, the Indemnitor may, at its sole expense, undertake the defense against such claim and may contest or settle such claim on such terms, at such time and in such manner as the Indemnitor, in its sole discretion, shall elect and the Indemnitee shall execute such documents and take such steps as may be reasonably necessary in the opinion of counsel for the Indemnitor to enable the Indemnitor to conduct the defense of such claim for Damages.  If the Indemnitor fails or refuses to defend any claim for Damages, the Indemnitor may nevertheless, at its own expense, participate in the defense of such claim for Damages and in any and all settlement negotiations relating thereto.  In any and all events, the Indemnitor shall have such access to the records and files of the Indemnitee relating to any claim for Damages as may be reasonably necessary to effectively defend or participate in the defense thereof.

ARTICLE XII.
MISCELLANEOUS PROVISIONS

12.1      Amendment and Modification.  Subject to applicable law, this Agreement may be amended, modified and supplemented only by written agreement of the Sellers and Buyer.

12.2      Waiver of Compliance; Consents.  Any failure of the Sellers on the one hand, or Buyer on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by Buyer or the Sellers, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.2.

12.3      Expenses. Buyer will pay its own legal, accounting and other expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated herein.  The Company shall pay or the Buyer will cause the Company to pay all legal, accounting and other expenses incurred by or on behalf of the Company or Sellers in connection with this Agreement and the transactions contemplated herein (collectively, the “Seller Transaction Expenses”); provided, however, that Sellers shall pay any Seller Transaction Expenses to the extent such Seller Transaction Expenses, when added to Seller Transaction Expenses paid by the Company prior to the Closing, exceed $75,000.

12.4      Investigations; Survival of Warranties.  The respective representations and warranties of the Sellers and Buyer contained herein or in any certificates or other documents delivered prior to or at the Closing are true, accurate and correct and shall not be deemed waived or otherwise affected by any investigation made by any party hereto or by the occurrence of the Closing.  Each and every such representation and warranty shall survive for the Indemnity Period; provided, however, all representations and warranties that constitute Fundamental Representations shall survive until the date that is thirty (30) days following the expiration of the applicable statute of limitations; and all claims for Damages based on intentional misrepresentations or fraudulent actions shall never expire.

12.5      Notices.  Any notice, request, consent or communication (collectively, a “Notice”) under this Agreement shall be effective only if it is in writing and (i) personally delivered, (ii) sent by certified or registered mail, return receipt requested, postage prepaid, (iii) sent by a nationally recognized overnight delivery service, with delivery confirmed, or (iv) telecopied, with receipt confirmed, addressed as follows:

(a)           If to the Sellers, to:

Steve and Laura Guillaume

9800 Mount Pyramid Court, Suite 150

Englewood, Colorado 80221-5999

Facsimile:

with a copy to:

Jonathan Taylor

Kendall, Koenig & Oelsner PC
999 Eighteenth Street, Suite 1825
Denver, Colorado 80202
Facsimile: (303) 672-0101

(b)           If to Buyer, to:

Eric Blanchard

United Stationers Supply Co.

One Parkway North, Suite 100

Deerfield, Illinois 60015

Facsimile:  (847) 627-7087

with a copy to:

Mitchell E. Albert

Sonnenschein Nath & Rosenthal LLP

4520 Main Street, Suite 1100

Kansas City, Missouri 64111

Facsimile:  (816) 531-7545

or such other persons or addresses as shall be furnished in writing by any party to the other party.  A Notice shall be deemed to have been given as of the date when (i) personally delivered, (ii) five (5) days after the date when deposited with the United States mail properly addressed, (iii) when receipt of a Notice sent by an overnight delivery service is confirmed by such overnight delivery service, or (iv) when receipt of the telecopy is confirmed, as the case may be, unless the sending party has actual knowledge that a Notice was not received by the intended recipient.

12.6      Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Sellers without the prior written consent of Buyer.

12.7      Governing Law.  This Agreement shall be governed by the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law of the State of Delaware) as to all matters including, but not limited to, matters of validity, construction, effect, performance and remedies.

12.8  Dispute Resolution.  Subject to Section 1.5 above, any controversy or claim arising out of or relating to this Agreement (other than for injunctive relief), or the negotiation or breach thereof, shall be settled using the following procedure prior to either party pursuing other available remedies:

(a)  Negotiation.  A meeting shall be held promptly (in no event more than fourteen (14) days after either Buyer or Sellers has notified the other in writing that it considers that a dispute has arisen) between the parties, attended by individuals with decision-making authority regarding the dispute, to attempt in good faith to negotiate a resolution of the dispute (the “Negotiation”).

(b)  Mediation.  If, within fifteen (15) days after such meeting, the parties have not succeeded in negotiating a resolution of the dispute, they will jointly appoint a mutually acceptable neutral person not affiliated with either of the parties (the “Neutral”), seeking assistance in such regard from the American Arbitration Association if they have been unable to agree upon such appointment within thirty (30) days from the initial meeting under Section 12.8(a).  The fees of the Neutral shall be shared equally by the parties, one half by Buyer and one half by Seller.  In consultation with the Neutral, the parties will select or devise a mediation procedure (“Mediation”) by which they will attempt to resolve the dispute, and a time and place for the Mediation to be held, with the neutral making the decision as to the procedure, and/or place and time (but not later than twenty (20) days after selection of the Neutral), if the parties have been unable to agree on any such matters within fifteen (15) days after initial consultation with the Neutral.  The parties agree to participate in good faith in the Mediation to its conclusion as designated by the Neutral, but in no event shall this obligation extend for more than sixty (60) days after selection of the Neutral, after which the parties shall be entitled to seek all remedies available to them hereunder, at law, in equity or otherwise.

(c)  Arbitration.  If the parties are not successful in resolving the dispute through the Negotiation or the Mediation within 90 days after the initial notice pursuant to Section 12.8(a), any controversy or claim arising out of or relating to this Agreement (other than for injunctive relief), or the negotiation or breach thereof, shall be subject to arbitration in accordance with the Arbitration Rules of the American Arbitration Association, including, but not limited to, the Optional Rules for the Emergency Measures of Protection, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.  The prevailing party in any such arbitration shall be entitled to collect from the non-prevailing party its reasonable attorneys’ fees and costs.  The provisions of this Section 12.8 shall not be deemed to preclude any party hereto from seeking preliminary injunctive or other equitable relief to protect or enforce its rights hereunder, or to prohibit any court from making preliminary findings of fact in connection with granting or denying such preliminary injunctive relief pending arbitration, or to preclude any party hereto from seeking permanent injunctive or other equitable relief after and in accordance with the decision of the arbitrators.  The arbitration shall take place in a location mutually agreed to by the parties hereto.

12.9      Counterparts.  This Agreement may be executed in two or more counterparts and each counterpart with a hand-written signature, whether an original or an electronic date text (including facsimile, electronic data interchange and electronic mail) is considered an original and all counterparts constitute one and the same instrument.

12.10    Neutral Interpretation.  This Agreement constitutes the product of the negotiation of the parties hereto and the enforcement hereof shall be interpreted in a neutral manner, and not more strongly for or against any party based upon the source of the draftsmanship hereof.

12.11    Headings.  The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.12    Public Announcement.  Without in any way limiting the confidentiality obligations of the parties contained herein, unless required by law or the rules of any stock exchange on which any party hereto is listed or unless otherwise agreed to by Buyer, none of Sellers nor the Company nor any of their respective affiliates, employees or agents will make any press release or other public disclosure of this Agreement or its contents or the existence or status of any expressions of interest or discussions between the parties with respect to the transactions contemplated hereby.  The parties agree that neither party will disclose the terms of this Agreement other than to their advisors, employees and representatives in connection with the negotiation of this Agreement or in compliance with the terms, conditions and covenants hereof and only to disclose such information as is necessary to effect the transactions contemplated hereby.

12.13    Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, including without limitation the restrictions contained in Sections 6.6 above, this determination will not affect the enforceability of any other provision or restriction contained in this Agreement, and the provision or restriction in question will be modified so as to be rendered enforceable to the maximum extent as a court of competent jurisdiction may determine or indicate to be enforceable and in a manner consistent with the intent of the parties insofar as possible.

12.14    Entire Agreement.  This Agreement, which term as used throughout includes the Exhibits hereto, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.  There are no restrictions, promises, representations, warranties, covenants or undertakings other than those expressly set forth or referred to herein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first hereinabove set forth.

BUYER:

UNITED STATIONERS SUPPLY CO.

By:
Richard W. Gochnauer
President and Chief Executive Officer

SELLERS:

Steve Guillaume

Laura Guillaume